

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2013

Via E-mail
Robert F.X. Sillerman
Chairman and Chief Executive Officer
SFX Entertainment, Inc.
430 Park Avenue
New York, NY 10022

> **Re: SFX Entertainment, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 25, 2013**
> **File No. 333-189564**

Dear Mr. Sillerman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus summary, page 1

Company Overview, page 1

1. We note your response to our prior comment 3 and reissue in part. On page 1, you include the increase in the number of fans attracted in 2012 on a pro forma basis for both your completed and planned acquisitions. Please revise to separately quantify the increase in the number of people that attended your live events in 2012, excluding planned acquisitions, from the number that attended your live events in 2011.

2. We note your response to our prior comment 6 and reissue. Revise the last paragraph on page 1 to identify which of the EMC festivals and events you have held, which of the EMC festivals and events you have never held but have acquired and which of the EMC festivals and events you have yet to acquire. In this regard, we note that your chart on

page 3 indicates "completed" and "planned" for each asset. Your disclosure throughout should still, however, clearly identify which of the EMC festivals and events you have held, which of the EMC festivals and events you have never held but have acquired and which of the EMC festivals and events you intend to acquire. Please revise accordingly.

Competitive Strengths, page 4

3. We note your response to prior comment 13. Please revise the bullet point "Active, year-round relationship with the large and growing EMC community" to disclose the net losses for Beatport for 2012 and 2011 so investors can have a context for how it affects your financial results. Also, at an appropriate place in the summary disclose the decline in net earnings for ID&T Holding for 2012 from 2011. Since several of the companies you acquired, including your accounting predecessor, were presumably neither startups nor doing acquisitions but were losing money, please revise to discuss this feature of an investment in your securities.

History of creativity and innovation, page 4

4. We note your revised disclosure on page 4 in response to our prior comment 14. Please revise to state that it is your belief that you "create and produce many of the most recognized" EMC festivals and events in the world.

Substantial global scale and diversification, page 5

5. Please revise the first sentence in this section as a belief. In addition, please tell us the basis for your belief that other participants in the EMC market have typically focused on one geographic market or a narrow portfolio of events.

Experienced management team, page 5

6. Please revise the first sentence in this section to state as a belief or provide us with support.

Summary historical consolidated financial and other data, page 10

Selected historical financial information and other data, page 65

7. Please revise the disclosure of your consolidated balance sheet information to also include disclosure of your long-term debt, your redeemable common stock and your redeemable non-controlling interest as reflected in your March 31, 2013 financial statements.

Risk Factors, page 13

Risks Related to Our Business and Industry, page 13

We can give no assurances as to when we will consummate our planned acquisitions, page 13

8. We note the fees you may pay if certain of your planned acquisitions do not close or do not close by certain specified dates. Please revise your chart on page 3 to include such payments and a brief description of the terms related to such payments and revise your prospectus summary section to include a cross-reference to your chart on page 36.

We may be required to issue additional shares if certain of our acquired businesses, page 32

9. We note from your risk factor that for a period of five years ID&T will be entitled to receive 100,000 warrants to purchase shares of your common stock each year ID&T JV achieves EBITDA of $7.0 million or more in the prior fiscal year. Please revise the notes to the pro forma financial statements to discuss the terms and accounting treatment for the earn-out in connection with your purchase of the ID&T JV, including why it appears that no contingent consideration has been recognized as part of the purchase price in the pro forma purchase price allocation.

We have incurred significant indebtedness in connection with our growth strategy, page 33

10. We note your response to our prior comment 24 and reissue in part. Please balance the disclosure in your prospectus summary by disclosing your current debt level and a brief summary of the risks disclosed in this risk factor. Alternatively, please revise to disclose your current debt level in your prospectus summary section and include a cross-reference to this risk factor.

Although we do not plan to take advantage of the "controlled company" exemption, page 39

11. Please revise your prospectus summary to disclose Mr. Sillerman's voting power and your ability to utilize NASDAQ's "controlled company" exemptions.

Capitalization page 49

12. We note your response to our prior comment 28; however, the APIC amount presented under the Pro Forma column should be the APIC amount under the Pro Forma As Adjusted column. Please revise accordingly.

13. Please revise to reflect the non-controlling interest separately and below the total SFX Stockholder's Equity consistent with the presentation in the Company's March 31, 2013 consolidated balance sheet. Your pro forma balance sheet on page 54 should be similarly revised.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 54

14. Please revise to separately disclose accumulated other comprehensive income in the unaudited pro forma condensed combined balance sheet.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 57

15. Reference is made to the first bullet point on page 57. The current wording in your disclosure appears to indicate that an additional 2,000,000 shares will be issued upon exercise of the ID&T Option in addition to the 2,000,000 shares issued to acquire the ID&T Option. Please revise to clarify that 2,000,000 shares of your common stock in the aggregate were issued in connection with the ID&T Option.

16. Please revise the first bullet point on page 57 to disclose whether the $2,500 in cash and 2,000,000 shares paid to acquire the ID&T Option have already been paid or issued at March 31, 2013. Also, please explain how such amounts were accounted for in the March 31, 2013 balance sheet.

17. Please revise the third bullet point on page 57 to disclose your purchase price for the Totem business in US dollars, your reporting currency.

18. We note from the disclosure in the fourth bullet point on page 57 that the minority interest holders in Made will be entitled to receive 40% of net income in 2013 and 30% thereafter until the final payment in 2018. Please tell us and explain in the notes to the pro forma financial information how you plan to account for such payments in your financial statements. Also, please explain why no amount has been included in the purchase price for this contingent consideration arrangement.

19. We note your response to our prior comment 32 and 36; however, we were unable to find disclosure in the notes to the pro forma financial statements regarding the fair value of common stock issued in connection with the acquisitions (e.g. $7.19 per share with respect to common stock issued for the ID&T Option). The notes to the pro forma financial statements should be revised to explain how fair value of common stock was valued in each of the acquisitions where common stock was issued as part of the purchase price consideration. Your revised disclosure should be comparable to the level of detail provided in your response to us. Additionally, the notes to your interim financial statements for the three months ended March 31, 2013 should be revised similarly to explain both the method and significant assumptions used to determined fair value of the common stock issued in connection with the Beatport and ID&T JV transactions.

20. We note your response to our prior comment 33 but reissue in part. As previously requested, please revise the notes to the pro forma financial statements to include the amount of goodwill that is expected to be deductible for tax purposes. Refer to the disclosure requirements outlined in ASC 805-30-50.

21. Please explain to us and in footnote (1) why adjustment (1) in the amount of $(2,408) is being made to decrease other assets. It appears that this amount represents the payment of $2,500 to acquire the ID&T Option less $92 in deferred charges that are being capitalized in connection with the second draw of the term but it is unclear why this payment would not increase other assets rather than decrease them. Please advise and revise.

22. Refer to footnote (3). Please revise your disclosure to present assets and liabilities not acquired in tabular rather than narrative format. Your revised disclosure should clearly show how you arrived at the amounts presented as net tangible assets acquired and liabilities assumed in the table at the top of page 60.

23. Refer to footnote (3). We note the disclosure in footnote (3) indicating that you have eliminated the $7,500 advance that you provided ID&T against future earnings of the ID&T JV. However, we are unable to locate this pro forma adjustment in your pro forma balance sheet. Please tell us and explain in footnote (3) where this adjustment is reflected in your pro forma balance sheet.

24. Reference is made to table in footnote (4). Please provide a footnote or cross reference to explain the reason for the line item "common stock to be issued" included in the ID&T purchase price allocation or alternatively, remove the wording.

25. Refer to footnote (4). Please revise the notes to your pro forma financial information to explain how you determined the fair value of the non-controlling interest and mandatorily redeemable non-controlling interest acquired as part of your acquisition of ID&T, i-Motion, and Made of $(24,876), $(8,000) and $(15,378), respectively. Your revised disclosure should include the valuation technique(s) and significant inputs used to measure the fair value of the non-controlling interests. Refer to ASC 805-20-50-1e.

26. Refer to footnote (4). Please explain why common stock of $5,882 included in the purchase price consideration for Made differs from the amount disclosed in the fourth bullet point on page 57 of $5,000. Please reconcile and revise to eliminate this discrepancy.

27. Please reconcile the net tangible assets acquired in connection with the ID&T acquisition as reflected in the table in footnote (4) of $23,404 with the amount reflected in the ID&T column of the pro forma balance sheet on page 54. Although we note from the disclosure in footnote (3) that you will not acquire approximately $49,818 of other current assets held by ID&T, we still note that the amount in footnote (4) differs from that in the pro forma balance sheet by approximately $15,200. Please advise or revise as appropriate.

28. Refer to footnote (5). Given the significance of the various intangible assets that will be recognized in connection with your probable acquisition transactions, please revise

footnote (5) to explain in further detail the methods and significant assumptions that were used to estimate the fair values of the various categories of intangible assets recognized.

29. Refer to footnote (5). Please revise the notes to your pro forma information to disclose the significant assumptions that were used to calculate the pro forma adjustments to amortization expense for the acquisitions of LIC, Disco, MMG and Beatport. Your revised disclosures should include the nature and amount of the intangible assets that were recognized in connection with these acquisitions as well as the period or useful lives over which such intangibles are being amortized to expense.

30. Refer to footnote (6). Please revise to disclose the interest rate and payment terms associated with the notes payable to be issued in connection with the acquisition of Made. Also, please revise the pro forma statements of operations to include adjustments giving effect to interest expense associated with the notes payable or explain in Note (6) why this is not required.

31. Please revise footnote (7) to explain how you calculated or determined the fair value of the warrants and common stock issued in connection with Mr. Sillerman's personal guarantee of your First Lien Term Loan Facility in the amount of $25,430. Your revised disclosures should be presented in a level of detail consistent with that provided in Note 9 to your financial statements.

32. We note your response to our prior comment 34 and revised footnote (7); however, we were unable to recalculate the amount of original issue discount and amortization of Mr. Sillerman's guarantee of $15,343 and $5,263 for the year ended December 31, 2012 and March 31, 2013, respectively. Please revise footnote (7) to explain in further detail how you calculated or determined the amortization expense associated with the original issue discount and Mr. Sillerman's guarantee.

33. Refer to footnote (8). Please revise footnote (8) to explain the nature of the line item described as "Termination of repurchase put" and to explain how the amounts reflected in the various columns of the table for this line item have been calculated or determined.

34. Refer to footnote (8). Please explain in footnote (8) the nature and significant terms of the April 1, 2013 issuance transaction. As part of your revised disclosure, please indicate the number of shares issued and the purchase price paid for these shares.

35. Refer to footnote (8). Please explain to us and revise to disclose how the pro forma adjustments to the equity accounts of ID&T were determined. Based upon your current disclosure, it is unclear how you determined the adjustments to APIC and non-controlling interest of $24,502 and $13,492, respectively. As part of your response please also explain how the non-controlling interest of $13,492 in the table reconciles with the amount presented footnote (4).

36. We note from your response to prior comment 35 that you have revised the pro forma income tax expense to reflect the statutory rate pursuant to Rule 11-02(b) of Regulation S-X. Please explain to us and revise your disclosure to explain how you arrived at the pro forma amounts. As part of your response and your revised disclosure, please explain the tax expense computation for the year-end December 31, 2012 and interim period ended March 31, 2013 as we were unable to recalculate the amounts based upon the estimated statutory rate of 38%.

37. Refer to footnote (11). Your pro forma earnings per share should be based on the weighted average shares outstanding during each period presented rather than the number of shares outstanding at period end. Please revise your calculation of weighted average shares reflected in footnote (11), accordingly.

Financial Condition, Successor, page 74

Liquidity and Capital Resources, page 74

38. We note your response to our prior comment 39. Please revise your discussion on page 74 to explain how you determined the fair value of the common stock issued in the Beatport acquisition transaction of $5 per share and the fair value of the 2,000,000 shares issued on March 20, 2013 to acquire the ID&T Option. Your revised disclosure should also explain the facts and circumstances that resulted in the increase in the fair value of your common shares to $10 per share in the private placement that occurred on April 1, 2013. Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment number 39.

Contractual and commercial commitments, page 79

39. We note that the amount outstanding on your Senior Secured Credit Facility of $56,399 as reflected in the table on page 79 does not agree to the amount disclosed in your March 31, 2013 balance sheet included on page F-48. Please reconcile and revise these disclosures.

40. We note that the amount outstanding on the Senior Secured Credit Facility, on a pro forma basis, as disclosed in the table on page 80 does not agree to the amount reflected in the pro forma balance sheet on page 54. Please reconcile and revise these disclosures.

Critical Accounting Policies and Estimates, page 82

Stock-Based Compensation, page 82

Valuations of Common Stock, page 83

41. We note the changes that have been made to pages 82 through 84 of MD&A in response
to our prior comment number 41 but do not believe the changes made were fully
responsive to our prior comment. As previously requested, please revise your discussion
to explain each significant factor contributing to the difference between the fair value at
the date of each grant and (1) the estimated IPO price, or (2) if a contemporaneous
valuation by an unrelated valuation specialist was obtained subsequent to the grants but
prior to the IPO, the fair value determined by that valuation.

42. Please revise to update this section of the filing through the date of the latest amendment
to your Form S-1 registration statement. In this regard, we note from the disclosures on
pages 114 through 119 of the Executive Compensation section of the registration
statement that the Company has made a number of awards of stock-based compensation
subsequent to March 31, 2013. Please revise this section of the filing to disclose the
number and significant terms of these stock-based compensation grants and explain the
methods and significant assumptions that were used to value these stock-based
compensation grants. The subsequent events notes to your interim financial statements
should also be revised to disclose the nature and significant terms of any stock-based
compensation grants that were made subsequent to March 31, 2013.

Equity Incentive Plan, page 120

43. We note from the disclosure in the first paragraph on page 120 that a total of 9,633,000
shares are currently subject to issued and outstanding awards. As this number
significantly exceeds the 8,528,000 outstanding options at March 31, 2013 as indicated in
Note 12 to the interim financial statements, please revise the subsequent events note to
the Company's interim financial statements to disclose the number and significant terms
of any stock-based compensation awards made subsequent to March 31, 2013.

Certain Relationships and Related Party Transactions, page 125

44. We note the disclosure of certain related party transactions that has been added on pages
126 and 127 of the registration statement. Please revise the notes to the Company's
financial statements to disclose the nature and significant terms of these related party
transactions.

Description of Capital Stock , page 135

45. We note from your disclosure on page 136 that you intend to grant options to purchase approximately 635,000 shares of common stock at the initial public offering price prior to the closing of this offering. Please revise MD&A and your notes to the consolidated financial statements to disclose the nature, terms and planned accounting treatment of the stock option grant, including any compensation expense that will be recognized at the time of grant.

SFX Entertainment, Inc.

Audited Financial Statements, page F-15

Consolidated Statements of Operations, page F-18

46. We note from your disclosure within MD&A on page 68 that you currently generate revenue from ticket sales, concessions of food, beverages and merchandise, promoter and management fees, sponsorships, music sales and advertising. In light of the fact that it appears that you recognize revenues from both products and services, please revise your income statement to state separately sales from products and revenues from services. Cost of sales should also be similarly revised. Refer to Rules 5-03.1 and 5-03.2 of Regulation S-X. Your interim consolidated statements of operations should be similarly revised.

Notes to the financial statements, page F-21

47. We note your response to our prior comment 45 and the revisions that have been made to your financial statements in response to our comment. Please revise your disclosures in the notes to the financial statements to describe the nature and significant terms of the repurchase rights contained in each of the agreements outlined on pages 138 and 139 of the registration statement. The disclosures provided in both the audited and interim financial statements should be presented in a level of detail consistent with that included on pages 138 and 139 to the registration statement.

48. In a related matter, please revise the notes to your audited and interim financial statements to include a roll-forward of the activity reflected in the temporary equity categories of redeemable common stock and redeemable non-controlling interest.

Note 8. Business Combinations, page F-29

49. We note your response to our prior comment 47 and the changes that have been made to your financial statements in response to our prior comment. Please tell us and revise Note 8 to explain how you plan to account for changes in the value or the redeemable non-

controlling interest in MMG in your financial statements pursuant to the guidance outlined in paragraph 15 of ASC 480-10-S99

Note 14. Capital Stock, page F-38

50. We note the changes that have been made to Note 14 in response to our prior comment 54. Please reconcile the aggregate proceeds received from your private placement transactions as disclosed in Note 14 of $34,000 with the $32,500 reflected in your consolidated statement of cash flows for 2012. If the difference is due to the $1,500 promissory note received in connection with the December 6, 2012 private placement, please explain where this promissory note has been reflected in the Company's financial statements. Please note that receivables from the sale of stock should generally be reflected as a reduction of stockholders equity pursuant to the guidance outlined in SAB Topic 4:E. Please advise or revise as appropriate.

Note 19. Subsequent Events, page F-41

51. We note your response and your revised disclosure in response to our prior comment 58 but reissue in part. Please explain to us and in the notes to the financial statements whether the exchange of 9,350,000 warrants for the same number of stock options, and 100,000 warrants and 1,000,000 shares of common stock exchanged for 1,100,000 shares of restricted stock in April 2013 resulted in additional compensation expense. Your response and revised disclosure should include, but not be limited to, how you considered the increase in fair value of your common stock in the valuation of the non-formation options and restricted stock granted to Mr. Sillerman in April 2013 under the 2013 Supplemental Equity Compensation Plan as compared to the valuation of warrants and common stock previously issued in December 2012 through March 2013. If the replacement rewards result in additional compensation expense that will be recognized over the vesting period of the awards, please revise to disclose amount of such expense and the period over which it will be recognized in your financial statements. Refer to the disclosure requirements outlined in ASC 718-10-50-1h. Also, please revise the pro forma financial information included on pages 52 through 63 of the registration statement to include pro forma adjustments for this incremental compensation expense.

52. Furthermore, please tell us and revise your disclosure in the notes to the financial statements and within MD&A to discuss the effect the exchange of warrants and equity instruments issued to Mr. Sillerman in connection with his guarantee of the term loan for the replacement rewards under the 2013 Supplemental Equity Compensation Plan will have on your results of operations such as the classification of the related expense within your income statement. Your response and your revised disclosure should explain in detail the accounting treatment for the warrants and common stock issued for the guarantee of your term loan (valued at $25,430 at March 15, 2013) upon the issuance of the replacement rewards. Similarly, please explain the accounting treatment for the

replacement rewards within your financial statements at the time of exchange. We may have further comment upon receipt of your response.

53. We note the changes that have been made to Note 19 in response to our prior comment 57. Please revise Note 19 to indicate that the $7.19 per share value assigned to the 2,000,000 shares issued in connection with the acquisition of the ID&T Option were valued based upon a March 31, 2013 independent valuation report as noted in your response.

54. Please revise Note 19 to also disclose the purchase price for the acquisition of Totem in US dollars, your reporting currency. Note 20 to your interim financial statements should be similarly revised.

Note 20. Restatement, page F-44

55. Please clearly revise the notes to the financial statements to explain how the company calculated or determined the $25,000 of redeemable common stock that has been reclassified from permanent to temporary or mezzanine stockholders equity in the December 31, 2012 financial statements. The notes to the interim financial statements should also be revised to disclose the terms of the share repurchases arrangements that result in the classification $74,380 of common shares subject to repurchase as redeemable common stock at March 31, 2013.

SFX Entertainment

Interim Financial Statements, page F-47

Consolidated Balance Sheet, page F-48

56. Reference is made to the caption Label and royalty payables in the amount of $12,861 at March 31, 2013. Please revise your notes to the financial statements to disclose the nature and accounting policy for such amounts given its significance at March 31, 2013.

57. As it appears from the disclosures included on page 138 and 139 of the registration statement under the heading "Repurchase Rights" that the requirement for the Company to repurchase certain outstanding common shares will terminate in connection with the Company's planned public offering, please revise to include a pro forma balance sheet alongside the Company's historical balance sheet as of the latest interim period presented that gives effect to the conversion of such shares into stockholder's equity in connection with the offering. The notes to the financial statements should also be revised to explain the number of shares and the terms of the repurchase rights that will terminate in connection with the offering.

Note 8. Long-Term Debt, page F-57

58. We note the changes made to page F-59 in response to our prior comment 56 but do not
believe that the changes made were fully responsive to our prior comment. As previously
requested, please revise your footnote to disclose the nature and significant terms of the
restrictions imposed on your ability to pay dividends by the terms of your loan
agreement. Refer to the disclosure requirements outlined in Rule 4-08(e) of Regulation
S-X.

Note 10. Business Combinations, page F-61

59. Please revise Note 10 to explain how the fair value of the common stock issued in
connection with the Beatport and ID&T acquisition transactions of $5 per share was
determined. Your revised disclosure should clearly explain both the method and
significant assumptions used to determine the fair value of the common shares issued.
Refer to the disclosure requirements outlined in ASC 805-30-50-1.

60. We note from the disclosure included in the second paragraph on page 33, that for a
period of five years beginning in the year ended December 31, 2013, ID&T will be
entitled receive 100,000 warrants to purchase shares of your common stock each year if
the ID&T JV has achieved an EBITDA of $7.0 million or more in the prior fiscal year.
We also note that the warrant exercise price will be equal to the fair market value as
determined by the board of directors, but after your initial public offering, based on your
stock's 30-day weighted average closing price. Please tell us and explain in Note 10 how
you plan to account for this arrangement in your financial statements. As part of your
response and your revised disclosure, please explain why no amount has been reflected in
the purchase price for ID&T disclosed in Note 10. Refer to the disclosure requirements
outlined in ASC 805-3-50-1c.

61. We note that in connection with the Beatport and ID&T acquisition transactions, the
Company recognized identifiable intangible assets aggregating $82,465. Please revise
Note 10 to disclose the nature and amount of the various categories of intangible assets
that were recognized in connection with each of these acquisition transactions and
explain the methods and significant assumptions that were used to determine their fair
values. Your response and your revised disclosures should also explain the weighted
average amortization period that will be used for each category of intangible assets
acquired and should explain how this amortization period was calculated or determined.
Refer to the guidance outlined in ASC 350-30-50-1.

Note 12. Stock-Based Compensation, page F-65

62. We note from your response to our prior comment 50 that the Company granted
9,913,000 options during 2013. However, Note 12 to your interim financial statements
indicates that only 5,503,000 stock options were granted during 2013. Please reconcile

and revise these disclosures. If additional options were granted subsequent to March 31, 2013, please revise the subsequent events note to your financial statements to disclose the number and significant terms of the option grants.

63. We note from the disclosure included in Note 12 that the total intrinsic value of options outstanding at March 31, 2013 was $40,439. Please tell us and revise Note 12 to disclose the fair value of your common shares at March 31, 2013 that was used to calculate or determine the intrinsic value of your common shares at this date.

Note 13. Capital Stock, page F-67

64. Please revise the notes to the Company's interim financial statements to disclose the significant terms of the private placements that occurred during the three months ended March 31, 2013.

Note 14. Loss per Share of Common Stock, page F-67

65. We note from the disclosure included in Note 14 that there were 6,800,000 warrants that were excluded from diluted shares outstanding calculation at March 31, 2013. Please reconcile this number of warrants with the 7,250,000 warrants issued to Mr. Sillerman and the 500,000 warrants issued in connection with the ID&T transaction as disclosed in Note 9 and with the warrants to acquire 2,100,000 shares issued to Mr. Sillerman as disclosed in Note 11 to the Company's financial statements.

Note 15. Commitments and Contingencies, page F-68

Acquisition Agreement, page F-68

66. We note from the disclosure included in Note 15 that the Company is required to make additional payments to the sellers of MMG for the Company's acquisition of an 80% ownership interest in MMG. We also note that these additional payments are contingent on the EBITDA results of MMG for 2014 and will be paid 80% in cash and 20% in shares of common stock at the then current price. We further note that the fair value of this contingent payment at March 31, 2013 was $2,500. Please tell us and revise Note 8 to your audited financial statements to explain how you calculated or determined the amount of this contingent payment at December 31, 2012. Your revised disclosures should include all of the disclosures outlined in ASC 805-20-50-1d. Also, please explain why a liability for this contingent consideration has not been reflected in your purchase price allocation on page F-31 of the financial statements. Please advise or revise as appropriate.

Note 17. Other Information, page F-69

Transactions with ID&T, page F-69

67. We note revised disclosure on page F-69 in response to our prior comment 55. Please note that your revised disclosure should include all pertinent details related to the ID&T Option transaction consistent with your disclosures on page F-42 and F-43 including your obligation to pay $40 million in cash and the forgiveness of the $7,500 loan to ID&T JV. Please revise your notes to the interim financial statements accordingly.

68. We note from the disclosure in Note 17 that on March 15, 2013, the Company issued to ID&T $14,380 in common stock and $2,500 in cash for the option to purchase 75% of ID&T worldwide.   revise Note 17 to disclose the number of shares of common stock that were issued to obtain the option and explain in Note 17 how the Company determined the fair value of these shares.

Note 18. Segment Reporting, page F- 70

69. We note from your disclosure that you have one reportable segment, the promotion and production of live music events and festivals in the United States, and revenues from this segment for the three months ended March 31, 2013 is predominantly from live events 77.3% and digital music sales 22.7%. We also note from page 68 of MD&A that gross margin for live events and digital music on a pro forma basis was 26.3% and 31.1 % at December 31, 2012, respectively and 17.6% and 29.6% at March 31, 2013, respectively. In this regard, please explain to us how you considered the guidance in 280-10-50 in determining that you have only one reportable segment. As part of your response to us, please provide us with your segment analysis, including how you evaluated each criterion for aggregation pursuant to ASC 280-10-50-11.

Note 20. Subsequent Events, page F-71

70. We note from the disclosure included on page F-72 that until the second closing for the acquisition of the remaining interest in Made Event LLC and EZ Festivals, LLC, the Company will be required to make certain payments to the sellers with respect to a percentage of income of Made. Please tell us and revise Note 20 to explain how the Company plans to account for this arrangement at the time the acquisition of Made is consummated.

ID&T Holdings B.V.

Interim Financial Statements, page F-144

Consolidated Balance Sheets, page F-145

71. Please tell us and explain in the notes to the financial statements the nature of the amount included in the balance sheet line item "prepayment form SFX on behalf of shareholders of the Company" in the aggregate amount of EUR 17,571. As part of your revised disclosure, please explain why this amount does not agree the amounts presented in notes 1(a) and (3) to the financial statements.

Consolidated Statements of Operations, page F-146

72. Reference is made to the caption Gain on sale of 51% interest in DD&T North America to SFX in the amount of 26,433 for the three months ended March 31, 2013. Please revise your notes to disclose the nature of the gain, including how the amount was calculated. As part of your response and your revised disclosure, please indicate the aggregate fair value of the consideration received for your sale of the 51% interest and the carrying value of the 51% interest that was sold.

Totem Onelove Group and Totem Industries Pty Ltd.

Note 1. Summary of Significant Accounting Policies, page F-220

Principals of combination, page F-220

73. We note from the disclosure in Note 1 that Totem Industries Pty Ltd and Totem Onelove Group share two common partners/directors of a total of five partners. We also note that because the operations of the two entities are intertwined, management has elected to present the financial statements on a combined basis. Please note that the presentation of combined financial statements is typically only appropriate for entities which are under common control or management. Please advise us of how your presentation of combined financial statements for these entities complies with the guidance outlined in ASC 810-10-55-1B.

Made Event, LLC and EZS Festivals LLC

Note 2. Property and Equipment, page F-239

74. Please explain why there has been no change in accumulated depreciation and amortization associated with the Company's property and equipment from December 31, 2012 to March 31, 2013. If no depreciation expense was recognized during this period, please explain why.

Item 15. Recent Sales of unregistered securities, page II-2

75. We note from the disclosure included on page II-2 that the 300,000 shares of common stock issued in exchange for a $1.5 million promissory note were subsequently surrendered to the Company and the note was cancelled. Please revise Note 14 to the Company's financial statements to disclose the surrender of such shares and the cancellation of the related promissory note.

76. We note from the disclosure on page II-3 that during 2013, the Company granted options to purchase 8,037,500 shares to directors, officers and employees. Please reconcile this amount with the 5,503,000 common stock options that are disclosed in Note 12 to the Company's interim financial statements.

Item 16. Exhibits and financial schedule statements, page II-3

77. Please tell us why you have removed the share exchange agreement, which was previously filed as Exhibit 10.5, from your exhibit index.

Exhibit 10.27

78. We note your response to our prior comment 68 and reissue in part. Please revise to include Exhibit B or indicate that you have requested confidential treatment for Exhibit B.

Exhibit 10.44

79. Please refile Exhibit 10.44 to include Exhibits A, B and C. Refer to page iv of the agreement.

Exhibit 10.50

80. Please refile a fully executed copy of Exhibit 10.50 or advise. In addition, please include Appendix II.

Exhibit 23.4 Consent of Independent Auditors for ID&T Holding B.V.

81. Please revise the consent to refer to the correct date of the independent auditors' report which is June 24, 2013 rather than May 24, 2013 as currently disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Aron Izower, Esq.
        Reed Smith LLP